Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

DISTRICT OF DELAWARE

In re:
Jointly Administered
HECHINGER INVESTMENT	Case No. 99-2261 (PJW)
COMPANY OF DELAWARE, INC., et al.,
Chapter 11
Debtors.

ORDER CONFIRMING FIRST AMENDED

CONSOLIDATED PLAN OF LIQUIDATION
(DOCKET NO. 4416)

      WHEREAS, the Official Committee of Unsecured Creditors (the “Committee; or “Plan Proponent”) of Hechinger Investment Company of Delaware, Inc., et al. (collectively, the “Debtors”) having filed the First Amended Consolidated Plan of Liquidation (as may have been amended and supplemented, the “Plan”)1 and accompanying Disclosure Statement (the “Disclosure Statement”), each dated as of August 14, 2001; and

      WHEREAS on July 17, 2001, the Committee filed a form of Liquidation Trust Agreement which is annexed to the Plan as Exhibit C; and

      WHEREAS the Plan as may have been supplemented and amended by the Plan Proponents constitutes the “Plan” that is before this Court for purposes of confirmation; and

      WHEREAS, on August 14, 2001, upon finding that the Disclosure Statement satisfied the requirements of § 1125 of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), after due notice and hearings, this Court entered an order (the “Disclosure

[1]	Unless otherwise defined, capitalized terms used herein shall have the meanings set forth in the Plan or the Disclosure Statement.

Statement Order”), inter alia, approving the Disclosure Statement, approving the form of ballots and master ballots and solicitation procedures, establishing August 14, 2001 as the Record Holder Date for purposes of voting on the Plan, fixing the voting deadline at 5:00 p.m. (Eastern Standard Time) on September 19, 2001 (the “Voting Deadline”), fixing the deadline for objecting to confirmation of the Plan at 4:00 p.m. on September 19, 2001, fixing the Confirmation Hearing for October 1, 2001 at 10:30 a.m., and approving the forms of notice to be sent to each Class of Claims or Interests, including the notice of the Confirmation Hearing (the “Confirmation Notice”), all in accordance with the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure; and

      WHEREAS, for cause, the Court authorized the Voting Deadline to be extended through 5:00 p.m. on September 21, 2001.

      WHEREAS, BSI, LLC, the Balloting Agent, caused to be transmitted to all known creditors (a) the Plan, the Disclosure Statement, the Disclosure Statement Order, the Confirmation Notice, and related solicitation materials or (b) a notice of non-voting status on or before August 23, 2001, and such transmission is attested to in the Affidavit of Mailing of Bridget Gallerie, filed with the Clerk of this Court on August 29, 2001 (the “Mailing Affidavit”); and

      WHEREAS, the Balloting Agent caused to be transmitted to holders of Interests in the Debtors a notice of deemed rejection on or before August 23, 2001, and such transmission is attested to in the Mailing Affidavit; and

      WHEREAS, the Balloting Agent caused the Confirmation Notice to be published in the national edition of The Wall Street Journal on August 23, 2001, and such publication is attested to in the Affidavit of Publication of Pamela Garstka of BSI, LLC, filed on September 19, 2001, with the Clerk of this Court; and

      WHEREAS, the Committee filed the Affidavit of Bridget Gallerie, sworn to on September 21, 2001, attesting to the tabulation of all ballots received on or before the Voting Deadline from holders of Claims entitled to vote on the Plan (the “Voting Affidavit”); and

      WHEREAS, the Voting Affidavit reflects that the Plan obtained the requisite acceptances from each impaired Class of Claims to support Confirmation of the Plan;

      WHEREAS, the Court received objections to Confirmation of the Plan from (a) Ardisam, Inc.; (b) The Baltimore Sun; (c) The Clorox Sales Co.; (d) The Clorox Sales Co. t/a Brita Division; (e) Coastal Communications Group, LLC; (f) Columbia Gas of Ohio, Inc.; (g) Communication Graphics, Inc.; (h) Divaris Property Management Corp.; (i) Enforcer Products, Inc.; (j) Fiber-Tech Specialists & Remodelers, LLC; (k) Forest Technology Corp.; (l) J. Harris & Sons, Co.; (m) Lasko Products, Inc.; (n) Lithonia Lighting Co.; (o) Metro Information Services, Inc.; (p) The Morning Call, Inc.; (q) Northern Utilities, Inc.; (r) Saint Gobain Technical Fabrics, Inc.; (s) Fleet Retail Finance, Inc.; (“Fleet”) as agent for a consortium of lenders; (t) Leonard Green & Partners, L.P. and Green Equity Investors II, L.P. (together, the “LGP Entities”); (u) Allfirst Bank; (v) Pinellas County, Florida Tax Collector; (w) Ms. Deborah A. Molestra; (x) Mr. Karl D. Houser; (y) Mr. Douglas A. Henry (informal); and (z) Mr. Gary B. Cooke (informal); and (aa) Wells Lamonte Corp.; and

      WHEREAS, prior to the Confirmation, all of the objections were either resolved or withdrawn except for the objections filed by (a) Fleet, (b) the LGP Entities, (c) Ms. Deborah A. Molestra; (d) Mr. Karl D. Houser; (e) Mr. Douglas A. Henry; and (f) Mr. Gary Cooke; and

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      WHEREAS, the Committee submitted the Affidavit of Richard S. Kulik, Manager of Credit of The Sherwin Williams Company, co-chair of the Committee (the “Kulik Affidavit”), and the Affidavit of Conrad F. Hocking, Chief Executive Officer of the Debtors (the “Hocking Affidavit”), both in support of the Plan; and

      WHEREAS, the Committee filed a memorandum of law in support of confirmation of the Plan and in response to the objections (the “Confirmation Memorandum”); and

      WHEREAS, the Confirmation Hearing was held on October 1 and October 4, 2001;

      NOW, THEREFORE, the Court having considered the Voting Affidavit, the Kulik Affidavit, the Hocking Affidavit, the Confirmation Memorandum, the Disclosure Statement and the Exhibits annexed thereto, the record of the Confirmation Hearing, all other papers filed in support of the Plan and in response to objections, the record at the hearing on the Disclosure Statement held on August 8, 2001, the record at the hearing on the Kmart Settlement held on July 10, 2001 and August 8, 2001, and the entire record of these Chapter 11 Cases, and after due deliberation thereon and sufficient cause therefor;

      IT IS HEREBY FOUND AND DETERMINED that:

Jurisdiction and Notice

      A.     This Court has jurisdiction of these Cases, the Plan, and the confirmation of same pursuant to 28 U.S.C. § 1334. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C § 157(b)(1) and (b)(2)(L). Venue of these cases in this district is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

      B.     Due, proper, and adequate notice of the time for objections to the Plan and of the Confirmation Hearing was given in accordance with Rule 2002(b)(2) of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and the Disclosure Statement Order.

      C.     The Plan was properly and timely transmitted to holders of impaired Claims entitled to vote in these cases in accordance with the requirements of the Bankruptcy Code and this Court’s orders, including the Disclosure Statement Order, and votes on the Plan were properly solicited and tabulated.

      D.     The solicitation of votes on the Plan was conducted in good faith within the meaning of § 1125(c) of the Bankruptcy Code.

Responses and Objections

      E.     The following parties filed responses and/or objections to confirmation of the Plan, and/or related matters:

Objecting Party	Approximate Date Filed

Allfirst Bank	September 18, 2001

Fleet Retail Finance, Inc.	September 14, 19 and 27, 2001

Leonard Green & Partners, L.P. and Green Equity Investors II, L.P.	September 14 and 19, 2001

Tax Collector, Pinellas County, Florida	September 12, 2001

Forest Technology Corp.	September 19, 2001

Lasko Products, Inc.	September 19, 2001

Lithonia Lighting Co.	September 19, 2001

Metro Information Services, Inc.	September 19, 2001

Northern Utilities, Inc.	September 19, 2001

Saint Gobain Technical Fabrics, Inc.	September 19, 2001

J. Harris & Sons, Co.	September 19, 2001

The Baltimore Sun	September 19, 2001

Objecting Party	Approximate Date Filed

Ardisam, Inc.	September 19, 2001

Coastal Communications Group, LLC	September 19, 2001

Communication Graphics, Inc.	September 19, 2001

Columbia Gas of Ohio, Inc.	September 19, 2001

Fiber-Tech Specialists & Remodelers	September 19, 2001

Divaris Property Management Corp.	September 19, 2001

The Morning Call, Inc.	September 19, 2001

Enforcer Products, Inc.	September 19, 2001

The Clorox Sales Company	September 19, 2001

The Clorox Sales Company T/A Brita Division	September 19, 2001

Deborah A. Molestra	September 19, 2001

Mr. Gary D. Cooke	September 20, 2001

Karl D. Houser	August 30, 2001

Douglas A. Henry	August 29, 2001

Mr. Gary B. Cooke	September 20, 2001

Wells Lamonte Corp.	September 28, 2001

Plan of Reorganization

General Plan Provisions

      F.     The Plan complies with the applicable provisions of the Bankruptcy Code, including 11 U.S.C. §§ 1122 and 1123, in accordance with 11 U.S.C. § 1129(a)(1).

      G.     The classification of Claims and Interests in Article III of the Plan satisfies the requirements of 11 U.S.C. § 1122.

      H.     Article III of the Plan adequately designates classes of Claims and Interests, in accordance with 11 U.S.C. § 1123(a)(1). The Plan properly complies with the subordination provisions of § 510(a) of the Bankruptcy Code with respect to the Claims in Classes 4A and 5.

Other than the rights of Holders of Claims in Class 4A to enforce the subordination rights as against holders of Claims in Class 5, Claims in Classes 4A and 4B are equal in priority.

      I.     Article IV of the Plan specifies the unimpaired Classes, in accordance with 11 U.S.C. § 1123(a)(2).

      J.     Article V of the Plan specifies the treatment of each impaired Class, in accordance with 11 U.S.C. § 1123(a)(3).

      K.     The Plan provides the same economic treatment of each Claim or Interest in a particular Class, except to the extent that Holders of particular Claims or Interests have agreed to less favorable treatment, in accordance with 11 U.S.C. § 1123(a)(4).

      L.     The Plan provides adequate means for its implementation in accordance with 11 U.S.C. § 1123(a)(5), including, among other things, the (i) the creation of a Liquidation Trust and the vesting of the Debtors’ assets in the Liquidation Trust; (ii) the establishment by the Liquidation Trustee of reserves sufficient to fund the administrative costs of the Liquidation Trust; (iii) the dissolution of the corporate Debtor entities; (iv) the implementation of the Kmart Settlement; (v) the adoption of the Liquidation Trust Agreement that will govern the administration of the Liquidation Trust, the selection of the initial Liquidation Trustee; and (vi) the adoption, execution, delivery and implementation of all contracts, instruments, releases and other agreements or documents related to the foregoing.

      M.     The Plan does not provide for the issuance of non-voting securities, and does not violate 11 U.S.C. § 1123(a)(6).

      N.     The Plan provides for the selection of a Liquidation Trustee consistent with the interests of creditors and with public policy, in accordance with 11 U.S.C. § 1123(a)(7).

      O.     The Plan Proponent has compiled with the applicable provisions of the Bankruptcy Code, in accordance with 11 U.S.C. § 1129(a)(2).

      P.     The Plan has been proposed in good faith and not by any means forbidden by law, in accordance with 11 U.S.C. § 1129(a)(3).

      Q.     Except to the extent otherwise provided in the Plan, and pursuant to previous orders of this Court, any payment made or to be made by the Plan Proponent, the Debtors, or any person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the Debtors’ Chapter 11 Cases or in connection with the Plan and incident to Debtors’ Chapter 11 Cases has been approved by, or is subject to the approval of, the Court as reasonable, in accordance with 11 U.S.C. § 1129(a)(4).

      R.     The identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer, manager, or voting trustee of the Debtors or the Liquidation Trust was or will be disclosed to the Bankruptcy Court; and the appointment to, or continuance in such office of such individuals, is consistent with the interests of creditors and equity security holders and with public policy, in accordance with 11 U.S.C. § 1129(a)(5)(A).

      S.     The Committee has disclosed the identity of any insider that may be employed or retained by the Debtors and/or the Liquidation Trust, and the nature of any compensation for such insider, in accordance with 11 U.S.C. § 1129(a)(5)(B).

      T.     There are no rate changes provided for in the Plan, and there is no governmental regulatory commission with jurisdiction, after confirmation of the Plan, over any rates of the Debtors in any event, pursuant to 11 U.S.C. § 1129(a)(6).

      U.     With respect to each impaired Class of Claims and each Class of Interests under the Plan, each Holder of a Claim or Interest of such Class (i) has accepted the Plan, or (ii) will receive or retain under the Plan on account of such Claim or Interest property of a value, as of the Effective Date of the Plan, that is not less than the amount that such Holder would so receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code, in accordance with 11 U.S.C. § 1129(a)(7).

      V.     With respect to 11 U.S.C. § 1129(a)(8), each Class of Claims under the Plan, other than those Classes of Claims and Interests that have been deemed to reject the Plan, has voted to accept the Plan or the Claims in such Class are not impaired under the Plan. Classes 1, 2 and 3 are not impaired under the Plan, and are thus conclusively presumed to have voted to accept the Plan.

      W.     The Plan does not discriminate unfairly and is fair and equitable with respect to Class 6 in that no Holders of any Claim or Interest junior to the Claims of such Class of Interests will receive or retain any property under the Plan on account of such junior Claim or Interest, in accordance with 11 U.S.C. § 1129(b)(2)(B).

      X.     Except to the extent that the Holder of a particular Claim has agreed to different treatment of such Claim, the Plan provides that:

i. each Holder of an Allowed Claim of a kind specified in § 507(a)(1) or (2) of the Bankruptcy Code shall receive on account of such Claim cash equal to the value of the Allowed amount of such Claim, in accordance with 11 U.S.C. § 1129(a)(9)(A);

ii. each Holder of an Allowed Claim arising under § 507(a)(3), (4), (5), (6), or (7) of the Bankruptcy Code, if any, shall receive on account of such Claim a cash payment of a value equal to the Allowed amount of such Claim, in accordance with 11 U.S.C. § 1129(a)(9)(B);

iii. each Holder of an Allowed Claim arising under § 507(a)(8) of the Bankruptcy Code shall receive on account of such Claim either (i) a cash payment equal to the Allowed amount of such Claim, or (ii) deferred cash payments over a period not exceeding six years after the date of assessment of such claim, of a value, as of the Effective Date, equal to the Allowed amount of such Claim, in accordance with 11 U.S.C. § 1129(a)(9)(C).

      Y.     At least one Class of Claims that is impaired has accepted the Plan, determined without including any acceptance of the Plan by any insider, in accordance with 11 U.S.C. § 1129(a)(10).

      Z.     The Plan is feasible. Confirmation of the Plan is not likely to be followed by a need for further liquidation or financial reorganization of the Debtors or the Liquidation Trust or any successors thereof, except to the extent such liquidation is proposed in the Plan, in accordance with 11 U.S.C. § 1129(a)(11). There is a reasonable prospect that the Liquidation Trust will meet its financial obligations under the Plan.

      AA.     All fees payable under 28 U.S.C. § 1930 have been paid or will be paid pursuant to the Plan, in accordance with 11 U.S.C. § 1129(a)(12).

      BB.     The Plan provides for the termination of all retiree benefits plans to the extent not previously terminated, as that term is defined in 11 U.S.C. § 1114 of the Bankruptcy Code, and for the payment of all amounts due under such programs necessary to terminate such programs in accordance with their terms, and complies with 11 U.S.C. § 1129(a)(13).

      CC.     The rejection and assumption of executory contracts as provided in and contemplated by the Plan and herein are in the best interests of the creditors of the Debtors’ Estates.

      DD.     The conditions to confirmation set forth in Section 11.1 of the Plan have been satisfied, unless otherwise waived, in that this Order is reasonably acceptable in form and substance to the Committee, Teachers Insurance and Annuity Association (“Teachers”) and Kmart Corporation.

      EE.     The modifications to the Plan as contained herein do not (i) adversely change the treatment of claims or interests thereunder or hereunder, or (ii) require re-solicitation of the Plan.

Settlements and Releases

      FF.     The following types of claims are the sole and exclusive property of the Debtors, as debtors-in-possession under Section 541 of the Bankruptcy Code: (a) preference actions, fraudulent conveyance actions, rights of setoff and other claims or causes of action under Sections 510, 544, 547, 548, 549, 550 and 553 of the Bankruptcy Code and other applicable bankruptcy or nonbankruptcy law; (b) claims or action arising out of illegal dividends or similar theories of liability; (c) claims or causes of action based on piercing the corporate veil, alter ego liability or similar legal or equitable theories of recovery arising out of the ownership or operation of any of the Debtors at any time; (d) claims or causes of action based on unjust enrichment; (e) claims or causes of action for breach of fiduciary duty, mismanagement, malfeasance or, to the extent they are claims or causes of action of any of the Debtors, fraud; (f) claims or causes of action arising out of any contracts or other agreements between or among any of the Debtors and Kmart or any of its affiliates, and (h) any other claims or causes of action arising out of or related in any way to the 1997 Transaction that are based on an injury that affects or affected any of the Debtors, or any of their shareholders or creditors generally (collectively, the “Recovery Actions”).

      GG.     As demonstrated by the Kulik Affidavit, the Confirmation Memorandum, and the record of the hearings on the confirmation of the Plan and on approval of the Kmart Settlement held on July 10, 2001 and August 8, 2001, the benefits to be received by the Debtors’ Estates and their creditors as a result of the Kmart Settlement, the assignment of the Bondholder Action to the Liquidation Trust and the other settlement contained in the Plan constitute fair and reasonable value for the resolution of potential claims by and against Kmart, the Committee, the Indenture Trustee under the Senior Indenture, the holders of Senior Notes and Senior Debentures, including the Kmart Settlement and the release of all of the Debtors’ claims (including without limitation, the Recovery Actions) against Kmart as set forth herein and in the Plan. Among others, these benefits include (a) the significant reduction by Kmart of its asserted Claims to levels that are approximate to the Debtors’ estimate of the lowest calculation of its Claims; (b) Kmart’s agreement not to oppose the substantive consolidation of the Debtors’ Estates under the Plan; (c) Kmart’s agreement to waive its share in the first $25 million (in the aggregate) of Net Proceeds from the Bondholder Action and the Committee Action; (d) Kmart’s agreement to toll the applicable statute of limitations until such time as an appropriate settlement could be achieved; (e) the availability of additional sources of potential creditor recoveries through the assignment of the claims of individual securityholders; and (d) the resolution of intercreditor disputes leading to the Plan.

      HH. The releases set forth in Sections 6.20 and 8.2 of the Plan, the fee and cost reimbursement provided for in Sections 6.21 and 6.10(b) of the Plan, and the assignment of the Bondholder Action provided for in Section 6.10(b) of the Plan are, individually and collectively, (i) integral to the settlements that form the bases of the Plan, (ii) necessary for the confirmation of the Plan, and (iii) supported by reasonable consideration and/or substantial contributions to the Chapter 11 Cases.

      II. The Debtors, and the creditors that voted to accept the Plan have specifically consented to the releases contained in Section 6.20 of the Plan. With respect to all other creditors, the releases contained in Section 8.2 are limited in accordance with their terms and as provided for herein and apply only to the fullest extent permissible under applicable law, as such law may be extended or interpreted after the Effective Date.

      JJ. In light of all of the circumstances, and as demonstrated by the Kulik Declaration, the Confirmation Memorandum, the record at the Confirmation Hearing and on approval of the Kmart Settlement held on July 10, 2001 and August 8, 2001, the releases contained in Section 6.20 and 8.2 are fair to releasing parties.

      THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

      1. The findings of this Court as set forth herein shall constitute findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, which is applicable to this matter by virtue of Bankruptcy Rule 9014. To the extent any findings of fact constitute conclusions of law, they are adopted as such. To the extent any conclusions of law constitute findings of fact, they are adopted as such.

      2. The Plan, as may be modified by this Order, is hereby confirmed in all respects, and all provisions thereof are hereby incorporated herein by reference.

      3. To the extent not withdrawn prior to the entry of this Order, all objections that have been filed were resolved, are cured by the relief granted herein, or are hereby overruled and denied. Objections that have been withdrawn, if any, are hereby deemed withdrawn with prejudice.

      4. The Plan, the Liquidation Trust Agreement and related documents (the “Plan Documents”) (and any amendments, modifications, and supplements to any of the foregoing), and the execution, delivery, and performance thereof by the Committee, the Liquidation Trustee or the Debtors, are authorized and approved, without any further corporate action.

      5. Without need for further order or authorization of the Court, the Committee, the Liquidation Trustee and the Debtors are authorized and empowered to make any and all modifications to any and all documents included as exhibits to the Plan and the other Plan Documents that do not materially modify the terms of such documents and are consistent with the Plan.

      6. The Committee, the Liquidation Trustee and the Debtors (and their directors and officers to the extent applicable), shall be, and they hereby are, authorized, empowered, and directed forthwith, subject to the conditions set forth in the Plan and in the Liquidation Trust Agreement, (a) to take all actions and to issue, execute, deliver, file, record, and perform their respective obligations under all documents as may be necessary or appropriate to implement, effectuate, and consummate, inter alia, (i) the Plan, as the same may be modified by this Order, (ii) the Liquidation Trust Agreement, (iii) the dissolution of the Debtor corporate entities, and (b) to take any other action and to issue, execute, deliver, file, record, and perform their respective obligations under all documents contemplated by the Plan, by the Liquidation Trust Agreement, by any of the other Plan Documents, or by this Order, whether or not any such document is specifically referred to in the Plan or the Liquidation Trust Agreement or any exhibits thereto and without further application to or order of this Court.

      7. The Liquidation Trustee shall perform the duties and obligations imposed upon him by the Plan and the Liquidation Trust Agreement with reasonable diligence and care under the circumstances.

     Substantive Consolidation

      8. Substantive consolidation of the Debtors’ Estates is appropriate, will provide an equitable distribution of the Debtors’ assets and is approved. On the Confirmation Date, but subject to the occurrence of the Effective Date and subject to the provisions of Paragraphs 9 and 38 hereof: (i) all Intercompany Claims by and among the Debtors shall be eliminated (including the retirement of all Subordinated Debentures owned by the Debtors); (ii) all assets and liabilities of the Debtors shall be merged or treated as though they were merged; (iii) all prepetition cross-corporate guarantees of the Debtors shall be eliminated; (iv) all Claims based upon guarantees of collection, payment or performance made by one or more Debtors as to the obligations of another Debtor or of any other Person shall be discharged, released and of no further force and effect; (v) any obligation of any Debtor and all guarantees thereof executed by one or more of the Debtors shall be deemed to be one obligation of the consolidated Debtors; (vi) any Claims filed or to be filed in connection with any such obligation and such guarantees shall be deemed one Claim against the consolidated Debtors; and (vii) each and every Claim filed in the individual Reorganization Case of any of the Debtors shall be deemed filed against the consolidated Debtors in the consolidated Chapter 11 Cases and shall be deemed a single obligation of all of the Debtors under the Plan on and after the Confirmation Date.

      9.     Notwithstanding the entry of this Order, such substantive consolidation shall not alter in any way the prior existing rights, liens, security interests, claims or priorities of those secured creditors of the Debtors whose lien or security interest is asserted only against an asset or assets the legal or beneficial owner of which is readily identifiable as a specific Debtor, and no creditor shall obtain, solely by virtue of or as a result of such substantive consolidation, any lien or security interest in any asset not subject to such lien or security interest prior to such consolidation.

     Settlements and Releases

      10.     Pursuant to Section 1123 (b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), the settlements, compromises, releases, waivers, discharges and injunctions set forth in the Plan (including Sections 6.20, and 8.2), the Kmart Settlement Agreement, the assignment to the Liquidation Trust by securityholders of the Bondholder Action as provided for in Section 6.10 of the Plan, the reimbursement of fees and expenses as provided for herein and in Section 6.21 of the Plan are each (i) fair, equitable, reasonable and in the best interests of the Debtors’ Estates, the Liquidation Trust and the holders of Claims and Interests, (ii) were arrived at in good faith, (iii) are fair, equitable and within the range of reasonableness, and (iv) approved in all respects.

      11.     On the Effective Date, the Debtors and the Estates each waive and release Kmart and each of its subsidiaries, affiliates, and their respective present and former officers, directors, employees, agents, representatives and professionals (in their capacity as agents, representatives and professionals of Kmart or its affiliates) (the “Kmart Released Parties”) from any and all claims and causes of action that are derivative claims and/or constitute property of the Debtors and/or the Estates pursuant to § 541 of the Bankruptcy Code, including, without limitation, the Recovery Actions.

      12.     To the extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, and only to such extent, any Person that has affirmatively voted in favor of the Plan, utilizing a form of ballot approved by this Court in the Disclosure Statement Order (each, a “Ballot”), has agreed as of the Effective Date to have released the Kmart Released Parties (in their capacity as agents, representatives and professionals of Kmart or its affiliates) from any direct claims and causes of action arising prior to the Effective Date relating to the 1997 Transaction or the Debtors’ Chapter 11 Cases.

      13.     In approving the settlements, compromises, releases, waivers, discharges and injunctions of and from such potential claims, as described above and elsewhere in this Order, the Bankruptcy Court has considered: (a) the balance of the likelihood of success of claims asserted by the Debtors or other claimants against the likelihood of success of the defenses or counterclaims possessed by the Debtors, other claimants or other potential defendants; (b) the complexity, cost and delay of litigation that would result in the absence of these settlements, compromises, releases, waivers, discharges and injunctions; (c) the lack of objections by any creditor or party in interest to the settlements, compromises, releases, waivers, discharges and injunctions (other than the objections addressed in the Confirmation Memorandum) and the acceptance of the Plan by an overwhelming majority of the holders of Claims, as set forth in the Voting Affidavit; and (d) that the Plan, which gives effect to the settlements, compromises, releases, waivers, discharges and injunctions, is the product of extensive arms’ length negotiations among the Committee, Kmart, the Debtors and other parties in interest. See Protective Comm. Stockholders of TMT Trailer Ferry Inc. v. Anderson, 390 U.S. 414, 424 (1968) (citing factors such as those set forth above to be evaluated by courts in determining whether a settlement as a whole is fair and equitable); accord Myers v. Martin (In re Martin), 91 F.3d 389, 394, (3d Cir. 1996) (setting forth similar factors to be considered in evaluating the reasonableness of a settlement).

      14.     Upon the Effective Date, all Persons who (a) directly or indirectly have held, hold or may hold Claims against the Debtors or Interests in any of the Debtors and (b) (in the case of holders of Impaired Claims) vote to accept the Plan as set forth on the relevant Ballot, shall be deemed, by virtue of their receipt of Distributions and/or other treatment contemplated under the Plan, to have forever covenanted with the Debtors and with each of the Released Parties and, to the extent provided in Section 6.20 of the Plan, the Kmart Released Parties, to waive, release and not to (i) sue, or otherwise seek any recovery from the Debtors, any Released Party, or the Kmart Released Parties, whether for tort, contract, violations of federal or state securities laws, or otherwise, based upon any act or occurrence or failure to act taken from the Petition Date through the Effective Date arising out of the business or affairs of the Debtors, or (ii) assert any Claim, obligation, right, cause of action and liability which any such holder of a Claim against the Debtors or Interest in the Debtors may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transactions or occurrence taking place from the Petition Date through the Effective Date in any way relating to the Debtors, the Chapter 11 Cases, or the Plan to the fullest extent permissible under applicable law, as such may be extended or interpreted subsequent to the Effective Date.

      15.     All Persons who have held, hold or may hold Claims against or Interests in any of the Debtors are, with respect to any such Claims or interests, permanently enjoined from and after the Confirmation Date from taking any of the following actions (other than actions to enforce any rights or obligations under the Plan): (i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Debtors, the Estates, the Liquidation Trust, the Liquidation Trustee or any of their property; (ii) enforcing, levying, attaching (including, without limitation, any pre-judgment attachment), collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order against the Debtors, the Estates, the Liquidation Trust, the Liquidation Trustee or any of their property; (iii) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Debtors, the Estates, the Liquidation Trust, the Liquidation Trustee or any of their property; (iv) asserting any right of setoff, directly or indirectly, against any obligation due the Debtors, the Estates, the Liquidation Trust, the Liquidation Trustee or any of their property, except as contemplated or allowed by the Plan, subject to the rights of defendants in adversary proceedings commenced by or on behalf of the Debtors’ Estates to assert the affirmative defenses of recoupment and setoff; (v) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan; and (vi) except as provided for herein, prosecuting or otherwise asserting any right, claim or cause of action release pursuant to the Plan.

      16.     Except as provided for in Section 6.20(c) of the Plan, the Plan shall in no manner act or be construed to waive, release or enjoin any direct, non-derivative claims, or actions or defenses that do not constitute property of the Debtors’ Estates held by a non-Debtor against any third party including, without limitation, any Released Party or the Kmart Released Parties, based upon any act or occurrence, or failure to act, taking place prior to the Petition Date (which includes the claims asserted by the LGP Entities against Kmart in the Third Party Complaint, Adv. Pro. No. A-00-288 and Civil Action No. 00-840 (RRM) filed in the District Court for the District of Delaware on July 20, 2001), nor shall the Plan release the Released Parties for actions which constitute gross negligence or willful misconduct.

      17.     As an integral part of the settlements and compromises contained in the Plan, including the Kmart Settlement, and in consideration for their substantial contributions to the Chapter 11 Cases, which contributions include the negotiation of the Kmart Settlement and their efforts to facilitate the assignment of the Bondholder Action to the Liquidation Trust, Teachers and HSBC shall be entitled to payment by the Debtors or the Liquidation Trust of their documented actual and reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in these Chapter 11 Cases through the Confirmation Date, as allowed administrative expenses. Such payments shall be subject to review and approval by the

Committee and shall be paid on or before thirty (30) days after receipt by the Committee of proof of the incurrence or payment of such costs and expenses by Teachers or HSBC.

      18.     Pursuant to § 1141 of the Bankruptcy Code, on the Effective Date, and except as otherwise provided in the Plan or this Order, (a) all of the property of the Debtors’ Estates is vested in the Liquidation Trust, (b) the transfer of any assets by the Debtors, and the vesting of the assets in the Liquidation Trust, are free and clear of all liens, security interests, claims, and interests, and all such liens, security interests, claims and interests shall be extinguished, and (c) the Liquidation Trustee may use, acquire and dispose of property and compromise or settle any Claims or Interests, including Disputed Claims or Disputed Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules unless otherwise expressly imposed by the Plan, the Liquidation Trust Agreement or this Confirmation Order.

      19.     Notwithstanding anything to the contrary contained in the Plan, the Liquidation Trustee, in consultation with the Committee, shall have six (6) months from the Effective Date of the Plan to file with the Court an objection to the allowance of any Claim, or any appropriate motion or adversary proceeding with respect thereto (the “Dispute Period”). Such Dispute Period may be further extended by Order of the Court. Upon filing of such objection, motion or adversary proceeding, such Claim shall be a Disputed Claim.

      20.     The Debtors are hereby authorized to reject all prepetition executory contracts and unexpired leases of the Estates pursuant to the provisions of §§ 365 and 1123 of the Bankruptcy Code, except (a) any executory contract or unexpired lease that is the subject of a separate motion to assume or assume and assign (an “Assumption Motion”) filed pursuant to §

365 of the Bankruptcy Code by the Debtors before the entry of the instant Order or (b) any executory contract or unexpired lease listed on Exhibit B to the Plan (the “Executory Contract Schedule”). In the event such Assumption Motion is denied or withdrawn, the Debtors or the Liquidation Trust, in consultation with the Committee, shall be authorized to reject any executory contract or unexpired lease that is the subject of such motion.

      21.     Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, in accordance with § 1141(a) of the Bankruptcy Code, the Plan, its provisions, and this Order shall be binding upon: (i) the Debtors; (ii) the Committee; (iii) the Liquidation Trust; (iv) the Liquidation Trustee (v) any party to an executory contract of any Debtor; and (vi) any Creditor or Interest holder of any Debtor, whether or not the Claim or Interest of such Creditor or Interest holder is impaired under the Plan and whether or not such Creditor or Interest holder has accepted the Plan.

      22.     The Committee, the Debtors, the Liquidation Trust, and the Liquidation Trustee are authorized to consummate the Plan and the transactions contemplated thereby in accordance with the terms of the Plan and the Plan Documents.

      23.     Pursuant to § 1146(c) of the Bankruptcy Code and in accordance with Section 6.13 of the Plan, no stamp, real estate transfer, mortgage recording or other similar tax may be imposed upon the making, assignment or surrender of any lease or sublease, the creation of any mortgage, deeds of trust or other security interest, the making or delivery of any deed, bill of sale or other instrument of transfer under, in furtherance of, or in connection with the Plan, whether involving real or personal property, including, without limitation, any deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan or occurring in the Debtors’ Chapter 11 Cases.

      24.     If the Effective Date does not occur, then (a) the Plan, (b) assumption or rejection of executory contracts or unexpired leases pursuant to the Plan, (c) any document or agreement executed pursuant to the Plan, and (d) any actions, releases, waivers, or injunctions authorized by this Confirmation Order or any order in aid of consummation of the Plan shall be deemed null and void. In such event, nothing contained in this Confirmation Order, any order in aid of consummation of the Plan, or the Plan, and no acts taken in preparation for consummation of the Plan, (i) shall be deemed to constitute a waiver or release of any Claims or Interests by or against any Debtor or any other Person, to prejudice in any manner the rights of any Debtor or any Person in any further proceedings involving such Debtor or otherwise, or to constitute an admission of any sort by any Debtor or any other Person as to any issue including, without limitation, issues relating to the ownership by or the rights of any Debtor in all or any part of the property owned, sold, held by or in the possession of any Debtor or (ii) shall be construed as a finding of fact or conclusion of law in respect thereof.

      25.     The Court shall retain jurisdiction in accordance with the terms of Section 12.1 of the Plan, the other provisions of this Confirmation Order and §§ 1141 and 1142 of the Bankruptcy Code including, without limitation, to increase or decrease the amount of the Litigation Reserve established under the Plan and over the motions described in Paragraph 40 hereof. Until these Chapter 11 Cases are closed, any party in interest may commence a proceeding in the Court in respect of any matter as to which jurisdiction has been retained.

      26.     Notwithstanding the provisions of Section 4.1 of the Plan to the contrary, Allfirst Bank shall be entitled to retain possession of the funds belonging to the Estates on deposit with Allfirst, subject to the rights and claims of the Debtors’ Estates, the Committee and the Liquidation Trustee to demand the release or other application of those funds pursuant to mutual agreement among the parties or further Order of the Court. This Order shall be without prejudice to the rights and remedies of the parties respecting the Maryland Banks Fee Application or the Maryland Banks Proceeding.

      27.     Notwithstanding any provision of this Order or the Plan to the contrary, Fed. R. Bankr. P. 3002(c)(3) and Section 502(h) of the Bankruptcy Code shall be applicable after the Effective Date. Any claim timely and properly filed under Fed. R. Bankr. P. 3002(c)(3) shall be treated as a Class 4B Claim and shall be without prejudice to the rights of the Liquidation Trust to object to such claim. The provisions of Fed. R. Bankr. P. 3002(c)(3) shall not affect any Claim which has already been fixed by mutual agreement of the claimant and the Estates or by Order of the Court. Pursuant to Sections 1.25 and 1.43 of the Plan, prior to making an initial distribution to Class 4A and Class 4B creditors, the Liquidating Trustee shall file a motion with the Court, on notice to interested parties including defendants in preference actions and Fleet, as agent for the pre-petition group of lenders, to establish an appropriate reserve for unliquidated and contingent unsecured claims and shall not make an initial distribution to Class 4A or Class 4B creditors until the court has established a reserve.

      28.     Until such time as the Claim of the Tax Collector, Pinellas County, Florida (the “Tax Collector”) can be evaluated by the Liquidation Trustee, the Liquidation Trustee will cause the Liquidation Trust to reserve sufficient funds to provide for payment in full of such

Claim until (i) such Claim is classified and paid as an Allowed Class 3 Claim, (ii) such Claim is classified as agreed by the Liquidation Trustee and the Tax Collector, or (iii) the Court determines the proper amount and classification of such Claim.

      29.     To be eligible to receive Distributions under the Plan on account of an Administrative Claim not subject to the First Administrative Bar Date Order, all proofs of claim or applications for payment of such Administrative Claims (other than Fee Claims and other than as otherwise provided for in the Plan) incurred before the Effective Date and not subject to the First Administrative Bar Date Order must be filed with the Court on or before 5:00 p.m. on the date that is the first Business Date after the date that is twenty-four (24) days after the Effective Date. Any Person that fails to file such a proof of claim or application with the Court on or before such time and date shall be forever barred from asserting such Claim against any of the Debtors, the Liquidation Trust, the Debtors’ Estates or their property, such Claim shall be discharged, and the holder thereof shall be enjoined from commencing or continuing any action, employment of process or act to collect, offset or recover such Claim.

      30.     All proofs or final applications for payment of Fee Claims through the Confirmation Date must be filed with the Court by the date that is the first Business Date after the date that is forty-four (44) days after the Effective Date (the “Fee Claims Bar Date”). Any Person that fails to file such a proof of Claim or application on or before such date shall be forever barred from asserting such Claim against any of the Debtors, the Liquidation Trust, the Debtors’ Estates or their property, and the holder thereof shall be enjoined from commencing or continuing any action, employment of process or act to collect, offset or recover such Claim. All such final applications or proofs shall be filed with the Court and served upon and received by

Co-counsel to the Committee, Otterbourg, Steindler, Houston & Rosen, P.C., 230 Park Avenue, 30th Floor, New York, New York 10169, Attn.: Scott L. Hazan, Esq. and Pepper Hamilton LLP, 1201 Market Street, Suite 1600, Wilmington, Delaware 19801, Attn.: David B. Stratton, Esq.; (2) Co-counsel to the Debtors, Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019, Attn.: Tonny K. Ho, Esq. and Richards, Layton & Finger, P.A., One Rodney Square, Wilmington, Delaware 19899, Attn.: Mark D. Collins, Esq.; (3) the Liquidation Trustee, Conrad F. Hocking, c/o Hechinger 1801 McCormick Drive, Largo, Maryland 20774; and (4) the Office of the United States Trustee for the District of Delaware, 844 King Street, Room 2313, Wilmington, Delaware 19801, Attn.: Julie L. Compton, Esq. on or before 4:00 p.m. on the Fee Claims Bar Date. Objections to proofs or final applications for payment of Fee Claims must be filed no later than sixty (60) days after the Fee Claims Bar Date.

      31.     All Fee Claims for services rendered in connection with the chapter 11 Cases and the Plan after the Confirmation Date including, without limitation, those relating to the occurrence of the Effective Date, the prosecution of Litigation Claims and causes of action preserved under the Plan and the resolution of Disputed Claims, shall be paid by the Litigation Trust promptly following receipt of an invoice therefor, together with reasonably detailed documentation in support of same, or on such other terms as to which the Committee and Liquidation Trustee may agree, without the requirement of further Bankruptcy Court authorization or entry of a Final Order.

      32.     If the deemed rejection of any executory contract or unexpired lease pursuant to Section 9.1 of the Plan gives rise to a Claim by the non-Debtor party or parties to such contract or lease, such Claim, to the extent that it is timely filed and is an Allowed Claim, shall be classified in Class 4B; provided, however, that the General Unsecured Claim arising from such rejection shall be forever barred and shall not be enforceable against the Debtors, the Liquidation Trustee, their successors or properties, unless a proof of such Claim is filed and served on the Liquidation Trustee no later than thirty (30) days after the date of notice of the entry of this Order.

      33. Within ten days after entry of this Order, the Debtors, the Committee or the Liquidation Trustee shall give notice to all parties-in-interest in these Cases of the entry of this Order.

      34. Within ten days after the occurrence of the Effective Date, the Debtors, the Committee or the Liquidation Trustee shall give notice of the occurrence of the Effective Date to all parties-in-interest, together with notice of the last day for filing Administrative Claims, Fee Claims and Rejection Claims, all as contained herein.

      35. Except as expressly provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Liquidation Trust shall retain and may enforce any claims, rights and causes of action, whether arising before or after the Petition Date, that any Debtor or Estate may hold against any entity or Person. In consultation with the Committee as provided for in the Liquidation Trust Agreement, the Liquidation Trustee or its successors may pursue such retained claims, rights or causes of action, as appropriate and may pursue, abandon, settle or release any or all such claims, rights and causes of action, as the Liquidation Trustee, in consultation with the Committee, may deem appropriate. No creditor or shareholder shall have any right or power to pursue or commence any litigation, whether direct, indirect or derivative, in regard to such claims, rights and causes of action.

      36.     The approvals and authorizations specifically set forth in this Order are nonexclusive and are not intended to limit the authority of the Committee, the Debtors, the Liquidation Trust or the Liquidation Trustee to take any and all actions necessary or appropriate to implement, effectuate and consummate the Plan, this Order and the respective transactions contemplated thereby and hereby. Without limiting the generality or effect of any other provision of this Order, the Committee, the Debtors, the Liquidation Trust and the Liquidation Trustee shall be, and they hereby are, specifically authorized and empowered to take any and all such actions as they may agree are necessary or appropriate to implement, effectuate and consummate the Plan, the Liquidation Trust Agreement and this Order and the transactions respectively contemplated thereby and hereby, all in accordance with the terms of the Plan, the Disclosure Statement, the Liquidation Trust Agreement and this Order.

      37.     The failure to specifically include any particular provision of the Plan herein does not in any way diminish or impair the efficacy of such provision, it being understood that the intent of this Order and this Court is that the Plan be confirmed in its entirety.

      38.     Notwithstanding anything in this Order or the Plan to the contrary, including the occurrence of substantive consolidation or the approval of the Kmart Settlement provided for in the Plan, except as provided in Paragraphs FF and II hereof, the Plan Documents or this Order are not intended to and do not prejudice any interposed answer, defense, counterclaim, cross-claim or third party claim asserted by the defendants in the Committee

Action, the Bondholder Action and/or the pending preference actions brought against either of the LGP Entities.

      39.     Prior to mailing an initial distribution to Class 4A and 4B creditors, the Liquidating Trustee shall establish a reserve for the Wells Lamonte claim. Notwithstanding anything to the contrary contained in this Order or in the Plan or related documents, (i) Wells Lamonte Corporation (“Wells Lamonte”) shall not be stayed, enjoined or otherwise precluded from instituting or prosecuting to judgment its claims against the Debtors, the Estates or the Liquidation Trust or any of their agents, successors and assigns with respect to Wells Lamonte’s payment to ASK Financial, Inc. (“ASK”) of the sum of $528,885.50 in response to ASK’s demand for recovery of alleged preferential payments made by the Debtors, (ii) Wells Lamonte shall not be deemed to have released such claim, (iii) the transfer of property of the Debtors’ Estates to the Liquidation Trust shall not be free and clear of such claims asserted by Wells Lamonte, and (iv) the entry of this Order shall not be deemed to approve such payments as a settlement of the preference demand made by ASK.

      40.     Notwithstanding anything to the contrary contained herein or in the Plan, but subject to further order of the Court, this Order shall not affect (i) the motions of Fleet Retail Finance to, inter alia, increase the Fleet Reserve and for adequate protection or the provisions of paragraph 8 of the Interim Financing Order and paragraph 6 of the Final Financing Order on which such motions are based, or (ii) the rights of Fleet, as agent for the post-petition lenders, and the post-petition lenders with respect to any indemnification provided by the Debtors, or with respect to outstanding letters of credit.

      41.     To the extent of any inconsistency between the provisions of the Plan and this Order, the terms and conditions contained in this Order shall govern. The provisions of this Order are integrated with each other and are nonseverable and mutually dependent unless expressly stated by further order of this Court.

/s/ Peter J. Walsh

The Honorable Peter J. Walsh
Chief United States Bankruptcy Judge

Dated:     October 5, 2001
                Wilmington, Delaware

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